                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                  (RULE 13d-1)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13D-1(a) AND
                 AMENDMENTS THERETO FILED PURSUANT TO 13D-2(a)

                               (AMENDMENT NO. 3) (1)


                           TOPS APPLIANCE CITY, INC.
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                                (Name of Issuer)

                                  COMMON STOCK
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                         (Title of Class of Securities)

                                   890910-102
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                                 (CUSIP Number)

                              ROBERT D. CARL, III
                         8300 DUNWOODY PLACE, SUITE 209
                             ATLANTA, GEORGIA 30350
                                 (770) 518-9020
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  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)
                                    COPY TO:
                            GABRIEL DUMITRESCU, ESQ.
                     POWELL, GOLDSTEIN, FRAZER & MURPHY LLP
                      191 PEACHTREE ST., N.E., 16TH FLOOR
                             ATLANTA, GEORGIA 30303
                                 (404) 572-6000

                                 JULY 16, 1998
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            (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [_].

         Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.
                      (Continued on the following pages)
                              (Page 1 of 4 Pages)


---------------------------------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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--------------------------                            -------------------------
CUSIP NO. 890910-102                   13D                   PAGE 2 OF 4 PAGES
--------------------------                            -------------------------

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  1     NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
        Robert D. Carl, III
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  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                 (a) [_]
                                                                                                         (b) [_]
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  3     SEC USE ONLY

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  4     SOURCE OF FUNDS
        PF
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  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)              [X]
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  6     CITIZENSHIP OR PLACE OF ORGANIZATION
        USA
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                   NUMBER OF                        7     SOLE VOTING POWER
                     SHARES                               914,999
                  BENEFICIALLY
                    OWNED BY
                      EACH
                   REPORTING
                  PERSON WITH
                                                  ---------------------------------------------------------------
                                                    8     SHARED VOTING POWER
                                                          0
                                                  ---------------------------------------------------------------
                                                    9     SOLE DISPOSITIVE POWER
                                                          914,999
                                                  ---------------------------------------------------------------
                                                    10    SHARED DISPOSITIVE POWER
                                                          0
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  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        914,999
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  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [X]

        Excludes 200 shares of Common Stock of the Issuer held by Mary Ann Carl, Mr. Carl's mother. Mr.
        Carl disclaims beneficial ownership of the shares held by his mother.

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  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        9.5%
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  14    TYPE OF REPORTING PERSON
        IN
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

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                        AMENDMENT NO. 3 TO SCHEDULE 13D


     This Amendment No. 3 to Schedule 13D of Robert D. Carl, III is being filed solely for the purpose of reporting a decrease in Mr. Carl's percentage ownership due to the issuance by Tops Appliance City, Inc. of 1.4 million shares of common stock beneficial to Bay Harbour Management, L.C. on July 16, 1998.



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                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





                                      Date: July 29, 1998



                                                 /s/ Robert D. Carl, III
                                      -----------------------------------------
                                                 Robert D. Carl, III


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